

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2022

Ralph D'Amico
Chief Financial Officer
PHX Minerals Inc.
1601 NW Expressway
Valliance Bank Tower, Suite 1100
Oklahoma City, OK 73118

> **Re: PHX Minerals Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2021**
> **Filed December 13, 2021**
> **File No. 001-31759**

Dear Mr. D'Amico:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2021

Financial Statements
Note 6 - Stockholders' Equity, page 64

1. We note that you report an issuance of 9,877,582 common shares pursuant to an "Equity offering" in your Statements of Stockholders' Equity on page 53, having proceeds of $21,361,144. However, in the Statements of Cash Flows on page 54, you report "Net proceeds from equity issuance" of $11,688,137, and disclose within your "Supplemental schedule of noncash investing and financing activities" an amount of $10,272,288 which is described as "Equity offering used for acquisitions."

   Please clarify the extent to which the reporting referenced above correlates with the disclosures on page 40 of MD&A, under the heading of "Resources," where you list various events including an offering of 6,175,000 common shares on April 20, 2021, having net proceeds of $11.1 million, and issuances of 1,200,000 shares and 2,349,207 shares on April 30, 2021 and September 24, 2021, respectively, as part of the consideration paid in acquiring mineral and royalty assets.

Please revise your Statements of Stockholders' Equity and Statements of Cash Flows as necessary to separately report common stock issued in exchange for cash and common stock issued as consideration in acquisitions as may include mineral and royalty assets to comply with FASB ASC 505-10-50-2. If the shares that you identify as consideration for asset purchases were sold in the offering to generate proceeds for the acquisitions, please also revise to comply with FASB ASC 230-10-45-13 and 45-14.

The disclosures in financial statement Note 6 - Stockholders' Equity on page 64, and Note 11- Properties and Equipment on page 68, should be expanded to describe these and other material transactions with sufficient details to understand the circumstances under which equity instruments were issued and mineral and royalty assets were acquired.

2. We note that reporting in your Form 10-Q for the quarter ended December 31, 2021 also does not clearly distinguish between shares issued in exchange for cash and shares issued to acquire assets. In the Statements of Stockholders' Equity you report an issuance of 1,519,481 common shares in a "Private Placement" in exchange for $3,475,573 during the recent quarter, and an issuance of 153,375 common shares in an "Equity Offering" in exchange for $225,758 during the comparative prior year quarter.

However, in the Statements of Cash Flows you report as "Net proceeds from equity issuance" *cash outflows* of $32,507 and $24,242 for these periods, and in the notations within the "Supplemental schedule of noncash investing and financing activities" you describe amounts of $3,510,001 and $250,000 as "Equity offering used for acquisitions."

Please address the concerns raised in the preceding comment insofar as these pertain to the observations on your interim report above and submit the revisions that you propose to clarify the nature of the transactions in the Statements of Stockholders' Equity and Statements of Cash Flows, the notes to the financial statements, and MD&A.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation